UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

File No. 812-

In the matter of the Application of WisdomTree Investments, Inc.; WisdomTree Asset Management, Inc.; and WisdomTree Trust

Application for an Order (1) to amend prior orders under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) granting an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the Act; and (2) under Section 6(c) of the Act for an exemption from Section 19(b) of the Act and Rule 19b-1 under the Act.

All communications and orders to:

Jonathan Steinberg	Richard Morris, Esq.
WisdomTree Trust	WisdomTree Asset Management, Inc.
380 Madison Avenue, 21st Floor	380 Madison Avenue, 21st Floor
New York, New York 10017	New York, New York 10017

With a copy to:

George Simon Foley & Lardner LLP 321 N. Clark Street Suite 2800 Chicago, IL 60610-4764	W. John McGuire Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, N.W. Washington, DC 20004

Page 1 of 48 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on June 30, 2010

I. Summary of Application

A. Request for Order

In this application, dated as of June 30, 2010 (this “Application”), the undersigned applicants, WisdomTree Investments, Inc. (“WTI”), WisdomTree Asset Management, Inc. (“WTA” or the “Advisor”) and WisdomTree Trust (“WisdomTree Trust” or the “Trust”) (collectively, the “Applicants”),1 apply for and request an order (1) to amend prior orders under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”)for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) granting an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Amended ETF Order”); and (2) under Section 6(c) of the Act for an exemption from Section 19(b) of the Act and Rule 19b-1 under the Act (the “19(b) Order” and, collectively with the Amended ETF Order, the “Order”).2

The Amended ETF Order would permit:

•	existing and future Applicant Funds (as defined herein) to operate as “funds of funds” to the extent consistent with then applicable exemptive relief; and

[1]	“WisdomTree” and “WisdomTree Investments” are service marks of WTI.
[2]

All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application. The distributor of the funds does not intend to rely on the requested order.

•

existing and future Applicant Funds to offer and operate a distribution reinvestment program that would permit investors to reinvest distributions at the net asset value on the date of the distribution.

The 19(b) Order would permit:

•	ETFs to make periodic capital gain distributions as often as monthly in any one taxable year.

The Applicants were previously granted prior orders under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from section 17(a)(1) and (a)(2) of the Act (permitting certain persons to purchase and redeem Creation Units through in-kind transactions and permitting the funds to sell and redeem shares from certain acquiring funds), and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Prior Orders”).3

Except as specifically noted herein, all representations contained in the applications that were the subject of the Prior Orders (the “Prior Applications”) relating to the operation of the series of the Trust, including the Managed Payout Funds (as defined herein), will remain in effect and will apply to any Future Funds (as defined herein). The two specific differences between the representations in the Prior Applications and this Application relate to an Applicant Fund operating as a fund of funds and offering a distribution reinvestment plan. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Applications. The Prior Orders permit, among other things:

•	open-end management investment company shares to trade on a national securities exchange (as defined in Section 2(a)(26) of the Act) at negotiated market prices rather than at net asset value;

[3]

WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order) as amended, Investment Company Act Release Nos. 27976 (September 21, 2007) (notice) and 28015 (October 17, 2007) (order), and as amended, Nos. 28755 (June 1, 2009) (notice) and 28805 (June 29, 2009) (order).

•	exchange-traded shares (“Shares”) to be redeemable in large aggregations only;

•	certain affiliated persons of the funds to deposit securities into, and receive securities from, the funds in connection with the “in-kind” purchase and redemption of large aggregations of Shares;

•

registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by WTA or an entity controlling, controlled by or under common control with WTA, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Trust (“Acquiring Funds”), to acquire Shares of the funds beyond the limits of Section 12(d)(1)(A) of the Act;

•	each fund and/or a broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(1)(B); and

•	each fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the Shares of such fund.

The Applicants believe that: (1) with respect to the relief requested in this Order pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (2) with respect to the relief requested in this Order pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person, the proposed transactions are consistent with the policies to be adopted by the proposed funds, and the proposed transactions are consistent with the general purposes of the Act; and (3) with respect to the relief requested in this Order under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors. No form having been specifically prescribed for this application; the Applicants proceed under Rule 0-2 of the General Rules and Regulations under the Act.

B. Comparability of Relief Sought to Prior Relief Granted by Commission

In connection with the Amended ETF Order, the Applicants note that the Commission has granted relief to ETFs that have specifically stated they would or could operate as funds of funds,4 and the Commission has also given no-action relief permitting certain index based ETFs to operate as funds of funds,5 and that other ETFs currently offer distribution reinvestment programs.6

In connection with the 19(b) Order, the relief requested by the Applicants with respect to an exemption from Section 19(b) of the Act and Rule 19b-1 of the Act is substantially similar to the relief granted to certain closed-end investment companies. Specifically, the relief

[4]

See, for example, AdvisorShares Investments, LLC, et al., Investment Company Act Release Nos. 28568 (December 23, 2008) (notice) and 28822 (July 20, 2009) (order); and U.S. One, Inc., et al., Investment Company Act Release Nos. 29128 (February 2, 2010) (notice) and 29164 (March 1, 2010) (order).

[5]	See iShares Trust and iShares, Inc., SEC No-Action Letter (October 14, 2008).
[6]	See, for example, MID CAP SPDR Trust, Series , et al., Investment Company Act Release Nos. 20797 (December 23, 1994) (notice) and 20844 (January 18, 1995) (order)

granted to ING Clarion Real Estate Income Fund, et al., Investment Company Act Release Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order); Cohen & Steers Advantage Income Realty Fund, Inc., et al. Investment Company Act Release Nos. 28341 (July 24, 2008) (notice) and 28358 (August 19, 2008) (order); The Mexico Fund, Inc. and Impulsora del Fondo Mexico, S.C., Release Nos. 28332 (July 17, 2008) (notice) and 28357 (Aug. 12, 2008) (order); DNP Select Income Fund Inc., et al., Release Nos. 28348 (July 31, 2008) (notice) and 28368 (Aug. 26, 2008) (order); John Hancock Income Securities Trust, et al., Release Nos. 28372 (Aug. 29, 2008) (notice) and 28389 (order) (Sept. 24, 2008); Calamos Convertible Opportunities and Income Fund, et al., Release Nos. 28435 (Oct. 7, 2008) (notice) and 28483 (Nov. 4, 2008) (order); Boulder Total Return Fund, Inc., et al., Release Nos. 28442 (Oct. 20, 2008) (notice) and 28486 (Nov. 17, 2008); The Zweig Total Return Fund, Inc., et al., Release Nos. 28441 (Oct. 20, 2008) (notice) and 28485 (Nov. 17, 2008) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Release Nos. 28579 (Jan. 6, 2009) (notice) and 28611 (Feb. 3, 2009) (order); SunAmerica Focused Alpha Growth Fund, Inc., et al., Release Nos. 28578 (Jan. 6, 2009) (notice) and 28612 (Feb. 3, 2009) (order); Eaton Vance Enhanced Equity Income Fund, et al., Release Nos. 28616 (Feb. 10, 2009) (notice) and 28643 (March 10, 2009) (order); BlackRock International Growth and Income Trust, et al., Release Nos. 28690 (April 7, 2009) (notice) and 28719 (May 5, 2009) (order); Reaves Utility Income Fund and W.H. Reaves & Co., Inc., Release Nos. 28818 (July 14, 2009) (notice) and 28843 (Aug. 11, 2009) (order); Clough Global Allocation Fund, et al., Release Nos. 28850 (Aug. 24, 2009) (notice) and 28904 (Sept. 21, 2009) (order); Alpine Global Dynamic Dividend Fund, et al., Release Nos. 28897 (Sept. 4, 2009) (notice) and 28937 (Sept. 30, 2009) (order); Evergreen Income Advantage Fund, et al., Release Nos. 28938 (Sept. 30, 2009) (notice) and 28985 (Oct. 27, 2009) (order); Pioneer Diversified

High Income Trust, et al., Release Nos. 28947 (Oct. 16, 2009) (notice) and 28995 (Nov. 10, 2009) (order); First Trust/Aberdeen Global Opportunity Income Fund, et al., Release Nos. 29163 (Feb. 26, 2010) (notice) and 29189 (March 24, 2010) (order); and RMR Real Estate Income Fund, et al., Release Nos. 29178 (March 23, 2010) (notice) and 29213 (April 20, 2010) (order).

The Commission has also in certain circumstances granted relief from Section 19(b) and Rule 19b-1 thereunder to registered open-end investment companies. See, in particular, Flag Investors Corporate Cash Trust, Investment Company Act Release Nos. 15650 (March 27, 1987 (notice) and 15706 (April 27, 1987) (order) (order permitting an open-end fund that writes covered call options to include the portion of gains received from those options treated as long-term gains under Section 1256 of the Internal Revenue Code of 1986, in the fund’s monthly distributions)7; CBA Money Fund, et. al., Investment Company Act Release Nos. 15906 (May 13, 1986) (notice) and 15144 (June 11, 1986) (order) (order permitting a money market fund that may in unanticipated circumstance hold securities that result in the accrual of long-term capital gains the money market fund would be permitted to distribute such gains at approximately the time they accrue together with the fund’s other distributions of income); and Massachusetts Fund, et. al., Investment Company Act Release Nos. 14166 (September 19, 1984) (notice) and 14201 (October 17, 1984) (order) (order permitting the disposition of capital gains in connection with the reorganization of a mutual fund).

[7]	Applicants note that the Commission granted similar exemptive orders to approximately 12 different applicants from the period 1985 to 1987, not all are listed here.

II. Background

A. Trust

The Trust is a Delaware statutory trust registered with the Commission as an open-end series management investment company. The Trust is organized as a series fund with multiple separate series. As used herein, the “Trust” shall also mean any other Delaware statutory trust registered with the Commission as an open-end series management investment company advised by the Advisor or an entity controlled by or under common control with the Advisor.

The Applicants are requesting relief with respect to a fund (the “Initial Fund”) of the Trust described in Exhibit B hereto. The Applicants also request that the relief requested herein extend to future funds of the Trust (each a “Future Fund”). Any Future Fund will (1) be advised by the Advisor or an entity controlled by or under common control with the Advisor and (2) comply with the terms and conditions stated in this Application. References in this Application to “Managed Payout Funds” include, as appropriate, the Initial Fund and any Future Fund. The Applicants also request that the relief requested herein with respect to the operation of “fund of funds” and distribution reinvestment program be extended to all existing funds that rely on the Prior Orders (“Existing Funds”). The Managed Payout Funds and Existing Funds are collectively referred to as “Applicant Funds”. Each Applicant Fund will operate in accordance with the Prior Orders as modified by the terms of this Order.

B. The Applicants’ Proposal

The Trust intends to offer the Initial Fund, which is a separate series of the Trust. The Applicant Funds issue, or will issue, on a continuous offering basis, Shares, listed and traded, or to be listed and traded, on U.S. national securities exchanges as defined in Section 2(a)(26) of the Act. The Applicant Funds issue, or will issue, Shares only in Creation Units or pursuant to the Distribution Reinvestment Program described below.

C. Investment Objective and Principal Investment Strategies for Initial Fund

The Initial Fund seeks to make monthly distributions of cash while providing investment results that correspond (before fees and expenses) generally to the price and yield performance of an index of large-capitalization equity securities listed on U.S. securities exchanges (the “Underlying Index”).8 The Initial Fund is a “fund of funds,” as it invests its assets in the securities of Underlying Funds designed to track the price and performance and dividend yield of the Underlying Index. The Initial Fund will charge for its own direct expenses, in addition to bearing a proportionate share of the expenses charged by the Underlying Funds in which it invests.

The Advisor will seek to match the performance of the Underlying Index. The Initial Fund will normally invest at least 80% of its total assets in securities of Underlying Funds. The Underlying Funds are exchange-traded funds advised by unaffiliated entities or the Advisor or its affiliates. The Initial Fund and any Underlying Fund advised by the Advisor or its affiliates will be part of the same group of investment companies.

The Initial Fund will make monthly cash distributions to shareholders. The monthly cash distributions are based on a set annual distribution rate. See Exhibit B for more detail on the Initial Fund.

[8]

The Underlying Index may be a third party index or an index created by WTI or an entity controlled by or under common control with WTI (an “Affiliated Index”). If an Affiliated Index is the Underlying Index, the Affiliated Index and the Applicant Fund will comply with, and be operated in accordance with, all terms of the Prior Orders,

Each Managed Payout Fund will seek to make periodic distributions of cash while providing specified investment results. The periodic cash distributions may be timed to a set regular date based on a specified annual distribution rate, or they may be made in accordance with a formula based on objective criteria relating to future events. It is expected that the amount of periodic cash payments in each taxable year will exceed the current and accumulated earnings and profits of the Managed Payout Fund, and that the portion of periodic cash payments that is in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to shareholders. The cash for the periodic distributions will come from the regular dividends received by the Managed Payout Fund from the Underlying Funds, purchases of Creation Units by Authorized Participants, and, as necessary or advisable, from the sale of portfolio assets by the Managed Payout Fund. In attempting to manage income taxes allocated to investors, if the Advisor must liquidate holdings to pay a periodic distribution, the Advisor will attempt to sell portfolio securities that will minimize gains to the Managed Payout Funds. Any underlying shares recently deposited by an Authorized Participant with the Managed Payout Funds pursuant to a Creation generally would be expected to have a value close to current market value and therefore would be less likely to generate a gain or loss upon sale. Therefore, to the extent it is necessary to sell portfolio securities, the Adviser would likely cause the Managed Payout Funds to sell these securities.

The Managed Payout Funds are specifically designed to provide investors with regular cash flows from their investments. The Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors attracted to the Shares as an exchange-traded vehicle for investment in a portfolio designed to provide a regular stream of cash distributions while remaining capital is invested in a manner designed to track the relevant

Underlying Index. In particular, the Applicants believe that retail investors may be attracted to the Managed Payout Funds as an appropriate way to generate cash flow to help meet various expenses.

The disclosure of the Managed Payout Funds will clearly identify that the Funds intend to provide regular distributions, and that such distributions may include dividends, capital gain distributions and/or a return of the investor’s capital in the Fund. By permitting the Managed Payout Funds to distribute long-term capital gains more than once during the year, the Managed Payout Funds will avoid having to make an additional distribution at the end of the year which would be inconsistent with the investment goal of making regular distributions throughout the year.

D. Dividends, Distributions and Taxes

It is anticipated that the periodic distributions of each Managed Payout Fund will exceed the investment income of such Fund and therefore there will be no need for an additional distribution of capital gains at year end. However, in the unlikely situation that periodic distributions did not exceed the investment income of the Fund, each Managed Payout Fund (i) will make additional distributions to the extent necessary to distribute the annual investment income, and (ii) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Internal Revenue Code. The board of trustees (the “Board”) will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each of the Managed Payout Funds as a RIC or to avoid imposition of income or excise taxes on undistributed income.

Dividends and other distributions on the Shares of each Managed Payout Fund will be distributed, as described below, pro rata to beneficial owners of Shares (“Beneficial Owners”). Distributions will be made through DTC and the DTC Participants to Beneficial Owners then of record with proceeds received from each Managed Payout Fund.

E. Distribution Reinvestment Program

While the Managed Payout Funds are designed to appeal to investors who desire periodic cash payments, the Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through a Distribution Reinvestment Program as described below. The option to participate in the Distribution Reinvestment Program would provide investors with the ability to exercise additional control over their investment in a manner designed to meet their specific needs, which may change from time to time. The option to participate in the Distribution Reinvestment Program would provide investors with the ability to “decline” distributions until such time as they desire to receive them. This will permit investors who do not currently desire periodic cash payments a flexible and convenient way to benefit from increased holdings and compounding of returns over time. The Applicants note that many of the managed distribution plans now available to investors also allow for distribution reinvestments. The Applicants also seek relief to permit the Existing Funds to also operate a distribution reinvestment program that would operate in the same fashion.

The Trust may choose to implement the Distribution Reinvestment Program through the DTC book-entry Dividend Reinvestment Service. If the DTC Dividend Reinvestment Service is used, distributions will be automatically reinvested in additional whole Shares issued by the Applicant Fund at NAV per Share or any other Applicant Fund. Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the

Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus, Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Dividend Reinvestment Service differs from dividend reinvestment services offered by broker dealers in two key ways. First, in dividend reinvestment programs typically offered by broker dealers the additional Shares are purchased in the secondary market at current market prices at a date and time determined by the broker dealer at its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from the Applicant Fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker dealers, shareholders may be charged a brokerage or other fee in connection with the secondary market purchase of shares. The Applicant Funds will not charge shareholders any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other funds. To participate in the DTC Dividend Reinvestment Service, Beneficial Owners will inform their broker which will in turn notify DTC. The notification to DTC will include the number of Shares held by each customer participating in the program so that the Applicant Funds will know how many Shares to issue. On the payment date for any distribution, DTC will receive from the Applicant Funds the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. Beneficial Owners will not be charged a fee for the DTC Dividend Reinvestment Service.

The Prospectus will make clear to Beneficial Owners that the Distribution Reinvestment Program is optional and that broker dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices (and for which commissions are generally charged). To participate in the Distribution Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Beneficial Owners will be provided, in advance of making this election, disclosure describing the terms of the Distribution Reinvestment Program and the consequences of participation, including that under the Distribution Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program.

As noted above, broker dealers, at their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker dealers, Beneficial Owners will be encouraged in the Prospectus to consult the broker dealer for further information on its dividend reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

III. Request for Relief

The Applicants seek an order from the Commission (1) amending the Prior Orders to specifically permit the Applicants to operate “funds of funds” whereby certain of the Applicant Funds may invest in Underlying Funds, including Unaffiliated Underlying Funds, in excess of the requirements of Sections 12(d)(1)(A), consistent with one of the relevant statutory exemptions alone or in conjunction with appropriate rules and/or any applicable exemptive relief previously granted by the Commission; (2) amending the Prior Orders to specifically permit the Applicant Funds to operate a Distribution Reinvestment Program as described above; and (3) permitting the Managed Payout Funds to make periodic capitol gain dividends as often as monthly in any one taxable year (exemption from Section 19(b) and Rule 19b-1).

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The Applicants believe that the Managed Payout Funds will afford significant benefits in the public interest. Among other benefits, availability of the Managed Payout Funds should provide increased investment opportunities which should encourage diversified investment; provide enhanced liquidity; and facilitate the implementation of diversified investment management techniques.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990) at 84. Accordingly, the Applicants suggest that the Managed Payout Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Section 17(a), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that “the terms of the proposed transaction . . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act].”

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

A. Operation of Funds of Funds

The Applicants request an order amending the Prior Orders to specifically permit the Applicants to operate “funds of funds” whereby certain of the Applicant Funds may invest both in Affiliated Underlying Funds and Unaffiliated Underlying Funds consistent with Section

12(d)(1). For purposes of complying with Section 12(d)(1), an Applicant Fund will comply with one of the relevant statutory exemptions, such as Sections 12(d)(1)(F) or (G), alone or in conjunction with appropriate rules, including Rules 12d1-1, 12d1-2 and 12d1-3, and/or any applicable exemptive relief previously granted by the Commission.

The Applicants are not seeking additional exemptive relief, but are rather seeking to clarify that the Applicant Funds may operate as funds of funds to the extent consistent with the ETF’s investment objective, Section 12(d) of the Act and exemptive relief granted thereunder. Specifically, the Applicant Funds may invest in Affiliated Underlying Funds pursuant to Sections 12(d)(1)(F) or (G) and Rules 12d1-1, 12d1-2 and 12d1-3. The Applicant Funds may also invest in Unaffiliated Underlying Funds pursuant to Section 12(d)(1)(F) and numerous exemptive orders granted to unaffiliated exchange traded funds.9 The Applicants note that a registered investment company may not rely on the Section 12(d)(1) relief granted to any Applicant Fund that operates as a fund of funds (any such Fund will notify each registered investment company that previously has entered into a participation agreement with the Fund that the registered investment company will no longer be able to acquire shares of the Fund in reliance on the Section 12(d)(1) relief).10

[9]	See, for example, iShares Trust, et al., Investment Company Act Release Nos. 25969 (March 21, 2003)(notice) and 26006 (April 15, 2003)(order) (“iShares”).
[10]

The relevant condition in the Prior Orders provides that “no Fund will acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of an affiliated money market fund for short-term cash management purposes.” This condition does not prevent the Applicant Funds from establishing funds of funds as a general matter. Rather, this condition precludes a registered investment company from relying on the Section 12(d)(1) relief granted to any Applicant Fund pursuant to the Prior Orders that operates as a fund of funds to acquire shares of such Applicant Fund.

Any existing Applicant Funds that become funds of funds will, except as discussed herein, continue to operate in a manner substantially identical to their current practices. Before an existing Applicant Fund operates as a fund of funds, the Board will determine that investing in Underlying Funds to seek the Fund’s investment objective is in the best interest of the Fund and its shareholders. Any such Applicant Fund will add disclosure to its prospectus and disclose on its website that it will seek its investment objective by investing in Underlying Funds, and will include disclosure of the fund of funds arrangement in its next annual or semi-annual shareholder report following the Fund’s determination to operate as a fund of funds.

The operation of funds of funds by the Applicant Funds does not raise any concerns not addressed by the Prior Orders:

B. Distribution Reinvestment Program

The only circumstance under which Shares of the Applicant Funds will be created in other than Creation Unit size aggregations, as provided in the Prior Orders, will be in connection with the Distribution Reinvestment Program. The Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the Distribution Reinvestment Program at NAV. The Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion. If the Applicant Funds do not make the Distribution Reinvestment Program available, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding have two options. They could participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or they could purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by the Applicant Fund and the date on which this distribution could be reinvested in additional Shares. Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders.

With respect to the Managed Payout Funds, while the Managed Payout Funds are designed to appeal to investors who desire periodic cash payments, the Applicants believe it is appropriate to give investors the option to purchase additional individual Shares through a distribution reinvestment program. The Applicants believe the Distribution Reinvestment Program provides important benefits to both the Applicant Funds and their individual fund investors. The Applicants also note that the Distribution Reinvestment Program would not result in any increased costs to the Managed Payout Funds because reinvested funds will merely reduce the amount of cash that is paid out.

As noted above, Shares issued pursuant to the Distribution Reinvestment Program will reduce the amount of cash that the Managed Payout Funds must distribute to satisfy the required periodic distribution. Applicants believe this will help both reduce the transaction costs in connection with the distribution and improve tracking error with respect to each Underlying Index. By reducing the amount of cash to be paid upon distribution, the Dividend Reinvestment Program should decrease transaction costs by reducing the amount of portfolio holdings that the Managed Payout Funds might otherwise have to liquidate to pay the distribution amount. Lower transaction costs, in turn, contribute to lower tracking error. Applicants do not expect the Distribution Reinvestment Program to have any impact on arbitrage activity.

The Applicants believe the Distribution Reinvestment Program provides important benefits to Beneficial Owners. The Applicants note that many of the open-end managed distribution funds now available to investors allow for automatic distribution reinvestments. The Applicants do not believe the mere fact that the Applicant Funds are exchange traded funds should prohibit the Funds from offering their Beneficial Owners the same benefits.

The Distribution Reinvestment Program offers Beneficial Owners the ability to “decline” distributions until such time as they desire to receive them. The Distribution Reinvestment Program allows each Beneficial Owner to determine whether he or she wishes to receive periodic distributions currently or to postpone them until a later date. This will permit Beneficial Owners who do not currently desire periodic cash payments a flexible and convenient way to preserve retirement savings for future use by benefitting from increased holdings and compounding.

Applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners’ expectations about the Applicant Funds or the fact that individual Fund shares trade at secondary market prices. Applicants believe Beneficial Owners (other than Authorized Participants)

generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Distribution Reinvestment Program. Applicants do not believe Beneficial Owners will be confused or disadvantaged in anyway by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the Program at NAV. Since the Distribution Reinvestment Program will be described fully in each Applicant Fund’s Registration Statement, Beneficial Owners’ expectations as to the key features of their investment will be set prior to their investment in an Applicant Fund. Beneficial Owners will be able to make a fully informed decision on whether to participate in the Distribution Reinvestment Program. Those who do not find this feature appealing are free to not invest in the Applicant Fund or to decline participation in the Distribution Reinvestment Program.

The Applicants believe it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the Distribution Reinvestment Program at NAV. Applicants do not believe the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be able contemporaneously purchased in the secondary market should result in a different conclusion. If the Applicant Funds do not make the Distribution Reinvestment Program available, shareholders who wish to reinvest distributions in order to benefit from increased holdings and compounding have two options. They could participate in an automatic dividend reinvestment program offered by their broker or adviser (if available), or they could purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by the Applicant Fund and the date on which this distribution could be reinvested in additional Shares. Applicants believe the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders.

For the reasons stated above, Applicants believe it is in the best interest of the Applicant Funds and their Beneficial Owners for the Distribution Reinvestment Program to be available to them. Applicants do not believe any public policy interest is served by preventing this option from being made available to the Beneficial Owners.

Applicants note that other ETFs currently offer distribution reinvestment programs.11 Applicants are not aware of any issues in the operation of the MidCap SPDR Trust dividend reinvestment program that would raise concerns about the operation of the Distribution Reinvestment Program of the Applicant Funds.

C. Exemption from Section 19(b) and Rule 19b-1

Section 19(b) was added to the Act in 1970. The legislative history is sparse. The Senate Report merely states:

“This proposed amendment would incorporate into the act views expressed in the Investment Company Institute’s “Guide to Business Standards.” The guide states

[11]	MID CAP SPDR Trust, Series , et al., Investment Company Act Release Nos. 20797 (December 23, 1994) (notice) and 20844 (January 18, 1995) (order).

that no member should make a distribution of “realized capital gains to shareholders in a manner that would indicate that capital gains distributions are part of regular dividends from investment income” and recognizes that “distributions of capital gains other than at fiscal yearends, or soon thereafter, could have such an effect.” This amendment would minimize any confusion on the part of investors which might arise from their failure to differentiate regular distributions of capital gains from distributions of investment income.”12

At various times the staff has articulated additional reasons for Section 19(b) and Rule 19b-1: (1) to prevent shareholders from confusing dividends of investment income with distribution of capital gains; (2) to relieve investment company managers from pressure to realize such gains; (3) to mitigate potential improper sales practices related to the distribution of such gains; and (4) to eliminate the administrative expenses relating to frequent capital gains distributions. As discussed in more detail below, the Applicants believe that such dangers are not applicable to the Managed Payout Funds in light of the following considerations: (a) the nature of each Managed Payout Fund as a vehicle with an investment objective of regular cash distributions ; (b) disclosure to investors clearly identifying the nature and purpose of such distributions; (c) the disclosure at the beginning of each year of the schedule of distribution dates; (d) the absence of sales incentives such as 12b-1 fees; and (e) the lack of any additional expense in including capital gains distributions with other types of cash distributions.

[12]	S.Rep No 184 22nd Cong 2nd Session (1970)

The Commission has in the past generally not granted Section 19(b) exemptive relief to open-end mutual funds, citing concerns about improper sales practices pressuring customers to buy shares shortly before a distribution date (“selling the dividend”)13. The Applicants submit that these concerns are not applicable to the Managed Payout Funds because the periodic distribution schedule is published in advance at the beginning of the year, because it cannot be known until the end of the year whether a distribution will be taxed as a dividend, capital gain or return of capital and because the absence of a sales load and Section 12b-1 fees dramatically reduces the risk of improper sales practices. Indeed, in this regard, ETFs are more similar to closed-end funds than open-end mutual funds, and the Commission has routinely granted the requested exemption to closed-end funds.

1. Receipt of the Order Would Serve Shareholder Interests

The Managed Payout Funds are geared specifically towards investors that desire regular cash flows from their investments. The Applicants expect that secondary market purchasers of Shares will include both institutional and retail investors attracted to the Shares as an exchange-traded vehicle for investment in a portfolio securities, while providing a regular stream of cash distributions. In particular, the Applicants believe that retail investors may be attracted to the Managed Payout Funds as an appropriate way to generate cash flow to meet their various circumstances. It would be contrary to public policy and not in the best interest of the potentially large number of retirement age investors that would find the Managed Payout Funds an appealing investment option to prohibit the Managed Payout Funds’ ability to distribute long-term capital gain with regular distributions.

[13]	See letter from Securities and Exchange Commission dated October 31, 2003 responding to the exemptive application of Gabeli Growth Fund, et al., File No. 812-13021.

In addition, a large number of registered closed-end investment companies have adopted managed distribution policies similar to the ones described in this Application. Several of those same registered closed-end investment companies have requested, and been granted, exemptive relief from Section 19(b) and Rule 19b-1 for their shares. Applicants do not believe there is any meaningful distinction between closed-end funds and open-end exchange traded funds that would justify treating such products differently. Applicants assert that there is no public policy reason why investors, with full disclosure of the nature of the periodic dividends and distributions, and indeed with such an intent as a particular feature of the managed Payout Funds, should not have the opportunity to invest in an exchange traded fund offering these features.

Section 19(b), by limiting the number of long-term capital gain distributions that the Managed Payout Funds may make with respect to any one year, would prevent the routine inclusion, over the course of each Managed Payout Fund’s taxable year, of realized long-term capital gains in the Managed Payout Fund’s periodic distributions. This would thus effectively force the periodic distributions to be characterized as a return of capital to the extent net investment income and realized net short-term capital gains are insufficient, even though realized net long-term capital gains would otherwise be available as a source of such distributions.14 This

[14]

The Internal Revenue Service would treat distributions in excess of the amount that can be designated as capital gain distributions as ordinary income, to the extent those distributions do not exceed the Applicant Fund’s earnings and profits. Internal Revenue Code Sec. 316(a), Treas. Reg. 1.316-2(a).

would cause a fund either (i) to make a year-end distribution that included all long-term capital gains for the year, or (ii) to retain the long-term gain that otherwise would have been distributed. The first option might cause a Fund to pay a year-end distribution that exceeded the scheduled periodic payment. For obvious reasons, this is not a desirable result.15 The second option, to retain the excess long term gain, would cause the Managed Payout Fund to pay taxes on that retained amount.16 Applicants believe that neither of these alternatives is in the best interest of shareholders.

The requested relief would permit the Managed Payout Funds to make the payments specified in their distribution policies without exposing the Managed Payout Funds’ shareholders to unintended adverse consequences described above. The Applicants further believe that the requested relief also will permit the Managed Payout Funds to adopt distribution policies that are consistent with shareholder expectations and that do not raise the concerns that Section 19(b) and Rule 19b-1 were designed to address.

In addition, each of the Managed Payout Funds will make the additional disclosures required by the conditions set forth below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

[15]

If an investor does not reinvest all required tax distributions by purchasing additional shares in the Fund, that investor will have less principal invested and would therefore receive lower distributions in subsequent years.

[16]	Internal Revenue Code Sec. 852(b)(3)(D), Treas. Reg. 1.852-2, 1.852-4 and 1.852-9.

2. Nature of Distributions Will be Clearly Disclosed

One of the concerns leading to the enactment of Section 19(b) and adoption of Rule 19b-1 was that shareholders might be unable to distinguish when distributions constituted dividend or interest income as opposed to capital gains.17 This concern will be addressed by the Managed Payout Funds through (i) prospectus disclosure of the Managed Payout Fund’s distribution policy and related information, (ii) a statement accompanying each distribution breaking down the source of the distribution, and (iii) additional disclosures I annual reports and IRS Form 1099 DIV. All investors, whether they are institutional investors buying Creation Units, or retail investors buying Shares in the secondary market, will receive a Prospectus which will clearly provide them with notice of the distribution policy and indicate that they should not draw any conclusions about an Managed Payout Fund’s investment performance from the amount of the distribution or the terms of the distribution policy. In fact that is the investment purpose of the Managed Payout Funds. Furthermore, Rule 19a-1 under the Act effectively addresses this concern by requiring that distributions estimated to be sourced in part from capital gains or return of capital be accompanied by a separate statement showing the sources of the distribution (for example, estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). The same information will be included in the Managed Payout Funds’ annual reports to shareholders and on IRS Form 1099-DIV which is sent to each shareholder who receives distributions during a particular year (including shareholders who have sold shares during the year).

[17]

See Securities and Exchange Commission 1966 Report to Congress on Investment Company Growth (H.R. Rep. No. 2337, 89th Cong., 2d Sess. 190-95 (1966)); S. Rep. No. 91-184, 91st Cong., 1st Sess. 29 (1969); H.R. Rep. No. 91-1382, 91st Cong., 2d Sess. 29 (1970).

In addition, each Managed Payout Fund will make the additional disclosures required by the conditions set forth below, and each of them will adopt compliance policies and procedures in accordance with Rule 38a-1 under the Act to ensure that all required notices and disclosures are sent to shareholders.

Rule 19a-l and the compliance policies ensure that each Managed Payout Fund’s shareholders will be provided sufficient information to understand that their periodic distributions are not tied to an Managed Payout Fund’s dividend or interest income and realized capital gains to date, and may not represent yield or investment return. Accordingly, continuing to subject the Managed Payout Funds to Section 19(b) and Rule 19b-1 would afford shareholders no extra protection. In addition, the Managed Payout Funds will undertake to request intermediaries to forward Section 19(a) Notices to their customers and to reimburse them for the costs of forwarding. Such forwarding may occur in any manner permitted by statute, rule, order or the staff.

3. Rule 19b-1 May Give Rise to Improper Influence on Portfolio Management Decisions

One concern raised by Section 19(b) is that the investment advisor to a fund might liquidate some of the portfolio holdings to generate a gain that would in turn increase the amount of net investment income available for distribution, misleading investors into believing that the fund’s performance was greater than it actually was. In the Managed Payout Funds, the periodic distribution is fixed and is independent of the amount of net investment income of the applicable Fund. As a result, the investment advisor to the Managed Payout Funds would have no incentive to create capital gains in order to inflate the amount being distributed. To the contrary, in order to minimize potential tax liability, the investment advisor to the Managed Payout Funds would have an incentive to reduce capital gains, not to increase them. Rule 19b-1 when applied to the distribution policies of the Managed Payout Funds actually gives rise to one of the concerns that Rule 19b-1 was intended to avoid: inappropriate influence on portfolio management decisions. Funds that pay long-term capital gains distributions only once per year in accordance with Rule 19b-1 impose no pressure on management to realize capital gains at any time when purely investment considerations do not dictate doing so. In the absence of an exemption from Rule 19b-l, the adoption of a periodic distribution plan imposes pressure on management (a) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1 and (b) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts.

No purpose is served by the distortion in the normal operation of a periodic distribution plan required in order to comply with Rule 19b-1. There is no reason or logic in requiring any fund that adopts a periodic distribution plan either to retain (and pay taxes on) long-term capital gains (with the resulting additional tax return complexities for the Managed Payout Funds’ shareholders) or to avoid designating its distributions of long-term gains as capital gains dividends for tax purposes (thereby avoiding a Rule 19b-1 problem but providing distributions taxable at ordinary income rates rather than the much lower long-term capital gains rates and being required to pay income tax on the amount of such income). The desirability of avoiding these anomalous results creates pressure to limit the realization of long-term capital gains that otherwise would be taken for purely investment considerations.

The Order requested by the Applicants would minimize these anomalous effects of Rule 19b-1 by enabling the Managed Payout Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating Rule 19b-1.

4. Other Concerns Leading to Adoption of Rule 19b-1 Not Applicable

Another concern that led to the enactment of Section 19(b) of the Act and adoption of Rule 19b-1 was that frequent capital gains distributions could facilitate improper fund sales practices including, in particular, the practice of urging an investor to purchase shares of a fund shortly before a cash distribution, where the distribution would result in an immediate corresponding reduction in NAV and is in effect a taxable return of the investor’s capital.18 As noted earlier, this concern should not apply to ETFs such as the Managed Payout Funds, just as it should not apply to closed-end funds. Although the Managed Payout Funds are open-end investment companies and continuously offer shares, the Managed Payout Funds have no sales loads and pay no Rule 12b-1 fees. As a result, there is no incentive for anyone to urge an investor to purchase shares immediately before a distribution in order to maximize their compensation with respect to such purchase. Furthermore, adoption of a periodic pay-out policy actually helps minimize the concerns over “selling a dividend” by avoiding, through periodic pay-out distributions, any large buildup of capital gains.

[18]

Applicants point out that Section 19(b) and Rule 19b-1 make little sense today in distinguishing dividends and short term capital gains from long term capital gains. At that time the statue was enacted, dividends and short term capital gains were taxed at ordinary income rates and long term capital gains at preferential lower rates. Today, dividends are taxed at the same level as long term capital gains while short term gains are taxed at a higher rate. Moreover, to the extent that legislators were concerned about “selling the dividend”, that concern would be equally applicable to all three types of distributions.

5. Further Limitations of Rule 19b-1

Subparagraphs (a) and (f) of Rule 19b-1 limit the number of capital gains distributions, as defined in Section 852(b)(3)(C) of the Internal Revenue Code, that a fund may make with respect to any one taxable year to one, plus a supplemental “clean-up” distribution made pursuant to Section 855 of the Internal Revenue Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under Section 4982 of the Internal Revenue Code.

The Applicants assert that by limiting the number of capital gain dividends that a Managed Payout Fund may make with respect to any one year, Rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan. Rule 19b-1 thus may force the fixed regular periodic distributions to be characterized as returns of capital19 (to the extent net investment income and realized short term capital gains are insufficient to fund the distribution), even though realized net long term capital gains otherwise would be available. To distribute all of a Managed Payout Fund’s long-term capital gains within the limits in Rule 19b-l, the Managed Payout Fund may be required to make a final year end distribution of capital gains that is inconsistent with its periodic distribution plan or to retain and pay taxes on the excess amount. The Applicants believe that the application of Rule 19b-1 to a Managed Payout Fund’s periodic distribution plan may create pressure to limit the realization of long-term capital gains based on considerations unrelated to investment goals.

[19]	These would be returns of capital for financial accounting purposes and not for tax accounting purposes.

The proposed Order will assist the Managed Payout Funds in avoiding these Rule 19b-1 problems.

IV. Comparability of Relief Sought to Prior Relief Granted by Commission

In connection with the Amended ETF Order, the Applicants note that the Commission has granted relief to ETFs that have specifically stated they would or could operate as funds of funds,20 and the Commission has also given no-action relief permitting certain index based ETFs to operate as funds of funds,21 and that other ETFs currently offer distribution reinvestment programs.22

The Application of the Applicants with respect to an exemption from Section 19(b) of the Act and Rule 19b-1 of the Act is substantially similar to the recent applications of several closed-end investment companies. Specifically, the relief granted to ING Clarion Real Estate Income Fund, et al., Investment Company Act Release Nos. 28329 (July 8, 2008) (notice) and 28352 (August 5, 2008) (order); Cohen & Steers Advantage Income Realty Fund, Inc., et al. Investment Company Act Release Nos. 28341 (July 24, 2008) (notice) and 28358 (August 19, 2008) (order); The Mexico Fund, Inc. and Impulsora del Fondo Mexico, S.C., Release Nos.

[20]

See, for example, AdvisorShares Investments, LLC, et al., Investment Company Act Release Nos. 28568 (December 23, 2008) (notice) and 28822 (July 20, 2009) (order); and U.S. One, Inc., et al., Investment Company Act Release Nos. 29128 (February 2, 2010) (notice) and 29164 (March 1, 2010) (order).

[21]	See iShares Trust and iShares, Inc., SEC No-Action Letter (October 14, 2008).
[22]	See, for example, MID CAP SPDR Trust, Series , et al., Investment Company Act Release Nos. 20797 (December 23, 1994) (notice) and 20844 (January 18, 1995) (order)

28332 (July 17, 2008) (notice) and 28357 (Aug. 12, 2008) (order); DNP Select Income Fund Inc., et al., Release Nos. 28348 (July 31, 2008) (notice) and 28368 (Aug. 26, 2008) (order); John Hancock Income Securities Trust, et al., Release Nos. 28372 (Aug. 29, 2008) (notice) and 28389 (order) (Sept. 24, 2008); Calamos Convertible Opportunities and Income Fund, et al., Release Nos. 28435 (Oct. 7, 2008) (notice) and 28483 (Nov. 4, 2008) (order); Boulder Total Return Fund, Inc., et al., Release Nos. 28442 (Oct. 20, 2008) (notice) and 28486 (Nov. 17, 2008); The Zweig Total Return Fund, Inc., et al., Release Nos. 28441 (Oct. 20, 2008) (notice) and 28485 (Nov. 17, 2008) (order); Macquarie Global Infrastructure Total Return Fund Inc., et al., Release Nos. 28579 (Jan. 6, 2009) (notice) and 28611 (Feb. 3, 2009) (order); SunAmerica Focused Alpha Growth Fund, Inc., et al., Release Nos. 28578 (Jan. 6, 2009) (notice) and 28612 (Feb. 3, 2009) (order); Eaton Vance Enhanced Equity Income Fund, et al., Release Nod. 28616 (Feb. 10, 2009) (notice) and 28643 (March 10, 2009) (order); BlackRock International Growth and Income Trust, et al., Release Nos. 28690 (April 7, 2009) (notice) and 28719 (May 5, 2009) (order); Reaves Utility Income Fund and W.H. Reaves & Co., Inc., Release Nos. 28818 (July 14, 2009) (notice) and 28843 (Aug. 11, 2009) (order); Clough Global Allocation Fund, et al., Release Nos. 28850 (Aug. 24, 2009) (notice) and 28904 (Sept. 21, 2009) (order); Alpine Global Dynamic Dividend Fund, et al., Release Nos. 28897 (Sept. 4, 2009) (notice) and 28937 (Sept. 30, 2009) (order); Evergreen Income Advantage Fund, et al., Release Nos. 28938 (Sept. 30, 2009) (notice) and 28985 (Oct. 27, 2009) (order); Pioneer Diversified High Income Trust, et al., Release Nos. 28947 (Oct. 16, 2009) (notice) and 28995 (Nov. 10, 2009) (order); First Trust/Aberdeen Global Opportunity Income Fund, et al., Release Nos. 29163 (Feb. 26, 2010) (notice) and 29189 (March 24, 2010) (order); and RMR Real Estate Income Fund, et al., Release Nos. 29178 (March 23, 2010) (notice) and 29213 (April 20, 2010) (order).

The Commission has in certain circumstances granted relief from Section 19(b) and Rule 19b-1 thereunder to registered open-end investment companies. See, in particular, Flag Investors Corporate Cash Trust, Investment Company Act Release Nos. 15650 (March 27, 1987 (notice) and 15706 (April 27, 1987) (order) (order permitting an open-end fund that writes covered call options to include the portion of gains received from those options treated as long-term gains under Section 1256 of the Internal Revenue Code of 1986, in the fund’s monthly distributions)23; CBA Money Fund, et. al., Investment Company Act Release Nos. 15906 (May 13, 1986) (notice) and 15144 (June 11, 1986) (order) (order permitting a money market fund that may in unanticipated circumstance hold securities that result in the accrual of long-term capital gains the money market fund would be permitted to distribute such gains at approximately the time they accrue together with the fund’s other distributions of income); and Massachusetts Fund, et. al., Investment Company Act Release Nos. 14166 (September 19, 1984) (notice) and 14201 (October 17, 1984) (order) (order permitting the disposition of capital gains in connection with the reorganization of a mutual fund).

V. Express Conditions to this Application

The Applicants agree that the conditions in the Prior Applications will remain unchanged for the Applicant Funds, but any order of the Commission granting the requested relief for any Managed Payout Fund will be subject to the following conditions:

Section 19(b) and Rule 19b-1 Conditions

1. Each Applicant Fund’s Chief Compliance Officer will report to the Board, no less frequently than once every three months or at the next regularly scheduled quarterly Board meeting, whether (a) the Applicant Fund and the Advisor have complied with the Section 19(b) and Rule 19b-1 conditions in this Order, and (b) a material compliance matter (as defined in Rule 38a-1(e)(2) under the Act) has occurred with respect to such conditions.

[23]	Applicants note that the Commission granted similar exemptive orders to approximately 12 different applicants from the period 1985 to 1987, not all are listed here.

2. Each Applicant Fund’s Chief Compliance Officer will review the adequacy of the policies and procedures adopted by the Board no less frequently than annually.

3. Each Section 19(a) Notice, in addition to the information required by Section 19(a) and Rule 19a-1 will provide, in a tabular or graphical format (such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution): (1) the amount of the distribution, on a per share basis, together with the amounts of such distribution amount, on a per share basis and as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source; (2) the fiscal year-to-date cumulative amount of distributions on a per share basis, together with the amounts of such cumulative amount, on a per share basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source; (3) the average annual total return in relation to the change in NAV per common share for the 5-year period (or, if the Applicant Fund’s history of operations is less than five years, the time period commencing immediately following the Applicant Fund’s first public offering) ending on the last day of the month ended immediately prior to the most recent distribution declaration date compared to the current fiscal period’s annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution declaration date; and (4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution declaration date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month ended immediately prior to the most recent distribution declaration date.

4. Each Section 19(a) Notice, in addition to the information required by Section 19(a) and Rule 19a-1 will include the following disclosure (such disclosure shall be made in a type size at least as large as and as prominent as any other information in the Section 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution): (1) “You should not draw any conclusions about the Applicant Fund’s investment performance from the amount of this distribution or from the terms of the Applicant Fund’s distribution policy.”; (2) “The Applicant Fund estimates that it has distributed more than its income and capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Applicant Fund is paid back to you. A return of capital distribution does not necessarily reflect the Applicant Fund’s investment performance and should not be confused with “yield” or “income.”24; and (3) “The amounts and sources of distributions reported in this Section 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual

[24]	The disclosure in this condition will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Applicant Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Applicant Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.”

5. On the inside front cover of each report to shareholders, under Rule 30e-1 under the Act, an Applicant Fund will: (1) describe the terms of its distribution policy (including, the targeted (non-guaranteed) amount of the periodic distributions); (2) include the disclosure required by Condition 4(1) above; (3) state, if applicable, that the distribution policy provides that the Board may amend or terminate the distribution policy at any time without prior notice to shareholders; and (4) describe any reasonably foreseeable circumstances that might cause the Applicant Fund to terminate the distribution policy and any reasonably foreseeable consequences of such termination.

6. Each report provided to shareholders under Rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-1A, will provide an Applicant Fund’s total return in relation to changes in NAV in the financial highlights table and in any discussion about the Applicant Fund’s total return.

7. Each Applicant Fund will include the information contained in the relevant Section 19(a) Notice, including the disclosure required by Condition 4 above, in any written communication (other than a communication on Form 1099) about its distribution policy or distributions under its distribution policy, or agents that the Applicant Fund has authorized to make such communication on the Applicant Fund’s behalf, to any Applicant Fund shareholder, prospective shareholder, or third-party information provider.

8. Each Applicant Fund will post prominently a statement on its (or the Advisor’s) website containing the information in each Section 19(a) Notice, including the disclosure required by Condition 4 above and maintain such information on such website for at least 24 months.

9. If a broker, dealer, bank, or other person (“financial intermediary”) holds shares issued by an Applicant Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Applicant Fund: (1) will request that the financial intermediary, or its agent, forward the Section 19(a) Notice to all beneficial owners of the Applicant Fund shares held through such intermediary; (2) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the Section 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary’s sending of the Section 19(a) Notice to each beneficial owner of Applicant Fund shares; and (3) upon the request of any financial intermediary, or its agent, that receives copies of the Section 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the Section 19(a) Notice to such beneficial owners.

10. The requested order relating to the exemption from Section 19(b) and Rule 19b-1 will expire on the effective date of any amendments to Rule 19b-1 that provide relief permitting certain open-end investment companies to make periodic distributions of long-term capital gains with respect to outstanding shares as frequently as twelve times each year.

VI. Names and Addresses

The following is the address of the Applicants:

380 Madison Avenue, 21st Floor

New York, New York 10017

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

VII. Authorization and Signature

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

Jonathan Steinberg is authorized to sign and file this document on behalf of WTI pursuant to the general authority vested in him as Chief Executive Officer. Jonathan Steinberg is authorized to sign and file this document on behalf of WTA pursuant to the general authority vested in him as Chief Executive Officer. Jonathan Steinberg is authorized to sign and file this document on behalf of the Trust pursuant to the following resolutions adopted by the Board on May 7, 2010:

WHEREAS, Next Inv. LLC filed an exemptive application (File No. 812-13646) for an order (the “Prior Application”): (1) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(l) and 22(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; (2) under Section 6(c) of the Act for an exemption from Section 19(b) of the Act and Rule 19b-1 under the Act; and (3) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

WHEREAS, the Staff of the Securities and Exchange Commission (the “Staff”) sent a letter, dated and delivered to Next Inv. LLC on July 23, 2009, commenting on the Prior Application;

WHEREAS, Wisdom Tree Asset Management, Inc. (“WTAM”) and Next Inv. LLC have entered into a joint venture agreement wherein Next Inv. LLC will withdraw the Prior Application, and WTAM will submit a new application to amend an existing order granted to WTAM and its affiliates, which new application is substantially similar to the Prior Application (the “New Application”);

WHEREAS, the New Application will differ from the Prior Application in the following respects: (1) the applicants will be WisdomTree Trust, a Delaware statutory trust (the “Trust”), which is registered under the Act as an open-end management investment company, WTAM and WisdomTree Investments, Inc., WTAM’s parent company; (2) the Prior Application will be modified to delete those portions that requested relief that are unnecessary in light of certain prior orders; and (3) the Prior Application will be modified to reflect the Staff’s comments.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Trust be and they hereby are authorized and directed to take all such actions as such officers, with advice of counsel, deem necessary or advisable to prepare and file with the Securities and Exchange Commission (the “SEC”) the New Application, and the filing of response letters with the SEC to respond to comments of the Staff (whether oral or written) on the New Application.

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such actions and to execute all such documents as such officers, with advice of counsel, deem necessary or desirable to obtain the approval of the SEC’s Division of Investment Management of the New Application.

Dated as of June 30, 2010

WISDOMTREE INVESTMENTS, INC.

By:	/S/ JONATHAN STEINBERG
Jonathan Steinberg
Chief Executive Officer

WISDOMTREE ASSET MANAGEMENT, INC.

By:	/S/ JONATHAN STEINBERG
Jonathan Steinberg
Chief Executive Officer

WISDOMTREE TRUST

By:	/S/ JONATHAN STEINBERG
Jonathan Steinberg
President

Exhibit A

Verification

The undersigned states that he has duly executed the attached Application for an order, dated as of June 30, 2010, for and on behalf of WisdomTree Investments, Inc., WisdomTree Asset Management, Inc. and WisdomTree Trust; that he is the Chief Executive Officer and/or President of such company; and that all action by other persons and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/S/ JONATHAN STEINBERG
Jonathan Steinberg

Dated as of June 30, 2010

Exhibit B

Description of Initial Fund

Investment Objective, Strategies and Risks

Investment Objective

The Initial Fund seeks to make monthly distributions of cash while providing investment results that correspond (before fees and expenses) generally to the price and yield performance of an index of large-capitalization equity securities listed on U.S. securities exchanges (the “Underlying Index”).

Principal Investment Strategies

The Initial Fund is a “fund of funds,” as it invests its assets in the securities of funds designed to track the price and performance of the Underlying Index (“Underlying Index Funds”). The Initial Fund will charge for its own direct expenses, in addition to bearing a proportionate share of the expenses charged by the underlying funds in which it invests.

The Advisor will seek to match the performance of the Underlying Index. The Initial Fund will normally invest at least 80% of its total assets in securities of Underlying Index Funds. The Underlying Index Funds are exchange-traded funds advised by unaffiliated entities or the Advisor or its affiliates. The Initial Fund and any Underlying Fund advised by the Advisor or its affiliates will be part of the same group of investment companies.

The Initial Fund will make monthly cash distributions to shareholders. The monthly cash distributions are based on a set             % annual distribution rate. It is expected that the amount of these monthly cash payments in each taxable year will exceed the current and accumulated earnings and profits of the Initial Fund, and that the portion of these monthly cash payments that is in excess of current and accumulated earnings and profits will be treated as a tax-free return of capital to shareholders. Other Managed Payout Funds will make periodic cash payments to shareholders either on a regular basis or in accordance with a formula based on objective criteria relating to future events. The cash for the monthly distributions will come from purchases of shares of the Initial Fund by investors, the regular dividends received by the Initial Fund from the Underlying Funds, and, as necessary or advisable, from the Initial Fund’s redemption of shares of the Underlying Funds.

Additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law, or as deemed necessary or advisable by the Advisor.

It is expected that when the Initial Fund redeems its shares of Underlying Funds the redemption will be “in-kind.” The in-kind redemption will allow the Underlying Funds to eliminate low-cost basis stock from their portfolios, while allowing the Initial Fund to sell the shares it receives in the in-kind redemption and distribute the proceeds to its shareholders as a return of capital. This effectively allows shareholders in the Initial Fund to defer taxes until they sell their shares of the Initial Fund.

The Initial Fund’s investment objective and 80% investment policy are non-fundamental and may be changed without shareholder approval, as long as the Initial Fund provides shareholders with 60 days’ prior written notice of the change.

The Initial Fund, using an “indexing” investment approach, attempts to replicate, before fees and expenses, the performance of the Underlying Index. The Advisor seeks correlation over time of 0.95 or better between the Initial Fund’s performance and the performance of the Underlying Index; a figure of 1.00 would represent perfect correlation.

Principal Risks of Investing in the Initial Fund

The following specific principal risk factors have been identified for the Initial Fund.

Return of Capital Risk

The Initial Fund is expected to continue to make monthly cash distributions irrespective of the Initial Fund’s investment performance. Because these distributions will be made from Initial Fund assets and shareholders are generally not expected to reinvest such distributions in additional Initial Fund Shares, the Initial Fund’s monthly cash distributions may reduce the amount of assets available for investment by the Initial Fund. It is possible for the Initial Fund to suffer substantial investment losses and simultaneously experience additional asset reductions as a result of its monthly distributions to shareholders.

Fund of Funds Risk

The Initial Fund pursues its investment objective by investing its assets in the Underlying Funds rather than investing directly in stocks, bonds, cash or other investments. The Initial Fund’s investment performance, because it is a fund of funds, depends on the investment performance of the Underlying Funds in which it invests. An investment in the Initial Fund is subject to the risks associated with the Underlying Funds. The Initial Fund will indirectly pay a proportional share of the asset-based fees of the Underlying Funds in which it invests. At times certain of the segments of the market represented by constituent Underlying Funds may be out of favor and underperform other segments.

Underlying Funds Risk

Investment in the Underlying Funds may subject the Initial Fund to the following risks: Market Risk; Market Trading Risk; Non-Correlation Risk; Replication Management Risk; Equity Securities Risk; and Large Capitalization Company Risk.

Non-Diversified Fund Risk

In addition, the Initial Fund is considered non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a diversified fund.

The Initial Fund’s shares will change in value, and you could lose money by investing in the Initial Fund. The Initial Fund may not achieve its investment objective. An investment in the Initial Fund is not a deposit with a bank and is not insured or guaranteed by the FDIC or any other government agency.